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SEC 1746 Potential persons who are to respond to the collection of information
(2-98)   contained in this form are not required to respond unless the form displays a currently valid OMB control number.
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                    UNITED STATES                    OMB APPROVAL
         SECURITIES AND EXCHANGE COMMISSION     OMB Number: 3235-0145
               Washington, D.C. 20549           Expires: October 31, 2002
                    SCHEDULE 13D                Estimated average burden
                                                hours per response. . . 14.9

                    Under the Securities Exchange Act of 1934
                            (Amendment No. ________)*
                    The First Connecticut Capital Corporation
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                                (Name of Issuer)

                           Common Stock, No Par Value
 -------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  319851101000
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                                 (CUSIP Number)

      Bernard Zimmerman, 18 High Meadow Rd. Weston, Ct. 06883 203-226-5165
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                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 22, 2002
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            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 'SS''SS'240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 'SS'240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).





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CUSIP No.  319851101000

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               1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

                                      Bernard Zimmerman & Co. Inc, IRS ID# 13-2736451, Affiliate of Bernard Zimmerman
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                  2. Check the Appropriate Box if a Member of a Group (See Instructions)

                      (a)............................................................................................
                      (b) Reporting person disclaims being a member of a group with the Cohen Profit Sharing Plan

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               3. SEC Use Only ......................................................................................
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               4. Source of Funds (See Instructions)   WC
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               5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ...............
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               6. Citizenship or Place of Organization     State of Connecticut
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Number of         7. Sole Voting Power    15,600 shares
Shares          -----------------------------------------------------------------------------------------------------
Beneficially      8. Shared Voting Power    -0-
Owned by        -----------------------------------------------------------------------------------------------------
Each              9. Sole Dispositive Power    15,600 shares
Reporting       -----------------------------------------------------------------------------------------------------
Person With      10. Shared Dispositive Power    -0-
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              11. Aggregate Amount Beneficially Owned by Each Reporting Person    15,600 shares
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              12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........
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              13. Percent of Class Represented by Amount in Row (11)    1.33%
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              14.   Type of Reporting Person (See Instructions)   CO





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Item 1.       Security and Issuer

Common Stock, no par value
The First Connecticut Capital Corporation
1000 Bridgeport Avenue,
Shelton, Connecticut 06484

Item 2.       Identity and Background

              (a)     Bernard Zimmerman & Co., Inc.
              (b)     18 High Meadow Road
                      Weston, Connecticut 06883
              (c)     Financial and management consulting
              (d)     Not Applicable
              (e)     Not Applicable
              (f)     State of Connecticut

Item 3.       Source and Amount of Funds or Other Consideration

Shares were acquired with working capital of reporting person.

Item 4.       Purpose of Transaction

The shares were acquired as an investment and with the intention of reporting person's principal seeking a role in the future direction of issuer's business and operations.
              (a -j)  Inclusive
                      In addition to 15,600 shares already owned, reporting person has agreed, subject to shareholder approval, to purchase from the issuer 125,000 shares of Common Stock at a price of $1.00 per share and, for an additional $1,000, 5 year Warrants to purchase 100,000 shares exercisable at a price of $1.00 per share, pursuant to a Stock Purchase Agreement (SPA) in which the Cohen Profit Sharing Plan (the "Plan") also has agreed to purchase from issuer a like number of shares and Warrants. Among other conditions to closing the SPA, the issuer, subject to shareholder approval, shall sell its operating assets and business (excluding cash and a deferred tax asset), subject to liabilities, to a newly formed limited liability company (NEWCO) organized by issuer's current management, pursuant to an Asset Purchase Agreement (APA).

                      Assuming approval and consummation of the APA and SPA, Bernard Zimmerman, the principal of reporting person, Martin Cohen, Trustee of the Plan and an individual designated by them as well as two incumbent directors of the issuer would serve as directors of the issuer.

                      Reporting person has agreed, subject to consummation of the APA and SPA, to purchase an additional 47,700 shares of Common Stock from two unaffiliated shareholders of issuer at a price of $1.00 per share. Assuming consummation of all of the foregoing transactions, reporting person would own a total of 188,300 shares of issuer's Common Stock and Warrants to purchase an additional 100,000 shares.





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                      Reporting person has no present plans to (i) change the
                      capitalization or divided policy of the issuer (subject to the payment of a possible one-time cash dividend after closing of the APA), (ii) make any changes in issuer's charter or by-laws, (iii) take any action which may impede acquisition of control of the issuer by any person, (iv) cause issuer's Common Stock to cease to be quoted on any inter-dealer quotation system of a registered national securities association, (v) take steps which may cause issuer's Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or (vi) take any action similar to those enumerated above.

                      Assuming consummation of the APA and SPA and the election of Messrs. Zimmerman and Cohen and their designee to issuer's Board of Directors, it is their intention to seek and assist issuer in making one or more acquisitions more appropriate to operating as a publicly held entity than issuer's current business.

Item 5.       Interest in Securities of the Issuer

               (a) 15,600 shares of Common Stock or approximately 1.33% of the outstanding shares of issuer as of the date hereof. While reporting person disclaims constituting a "group" with the Cohen Profit Sharing Plan, the Plan currently owns 51,000 shares of Common Stock or approximately 4.35% of the outstanding stock of issuer. See item 4 above for information regarding proposed additional purchases of Common Stock by reporting person and the Plan.
               (b) Each person named in response to (a) above has sole voting and dispositive power with respect to the shares reflected as owned by said person.
               (c) Each of the persons referred to in (a) above purchased within the past 60 days 5,000 shares of Common Stock in open market purchases. The shares were purchased on August 22, 2002 at a price of $.63 per share in the case of reporting person and $.68 per share in the case of the Cohen Profit Sharing Plan.
               (d)  Not Applicable
               (e)  Not Applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Reference is made to item 4 herein which describes contractual arrangements related to the acquisition of shares of Common Stock of issuer as well as the election of reporting person's principal to issuer's Board of Directors

Item 7.       Material to be Filed as Exhibits

               (a) Stock Purchase Agreement dated as of June 28, 2002 between issuer and reporting person et al. is incorporated herein by reference to Exhibit 99.3 to issuer's Form 8-K filed July 17, 2002.




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Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date

September 3, 2002

Signature

Bernard Zimmerman & Co., Inc.

By:   /s/ Bernard Zimmerman
   -----------------------------------
      President

                             STATEMENT OF DIFFERENCES
                             ------------------------
The section symbol shall be expressed as....................................'SS'